Mail Stop 0407

      April 8, 2005

Mr. Michael Smith
Senior Vice President and Chief Financial Officer
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, IL  60707


	RE:	Cobra Electronics Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-00511

Dear Mr. Smith:

      We have reviewed the above filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ending December 31, 2004

Results of Operations, page 9

1. We note your disclosure that gross margin decreased due to the sale of certain end-of-life inventory. Clarify for us when these products were actually sold and quantify the impact on gross margin.
Specifically tell us whether these units had been written down to zero and what the selling price later was. We may have further comment.

2. We note your discussion that the estimated useful economic life was changed for certain handheld GPS models. Please provide us with more details including whether these amounts are included in the caption "product software," and how it was determined that the useful life needed to be shortened given that these products appear to have been introduced in 2003.

2003 Compared to 2002, page 10

3. We note your disclosure of the reversal of $1.2 million of unused program funds from 2002. It appears these amounts were taken into income in 2003. Tell us what these funds are related to, why they were not used in 2002 or 2003 and whether you have accrued any similar amounts as of December 31, 2004.

Critical Accounting Policies, page 12

4. We note your disclosure in the Notes and the Critical
Accounting
Policies about your sales returns, warranty and inventory reserves.
Please provide us with more details about the following:

* Tell us the amounts recorded for the sales returns reserves for 2002, 2003 and 2004.

* Tell us how you determine the warranty reserve for new products.

* Expand your disclosure regarding the amounts for the liquidation reserve and net realizable value reserve and provide a rollforward of these amounts in a manner similar to the warranty reserve activity.

Financial Statements

Note 1 - Summary of significant accounting policies, page 21

      Revenue recognition, page 23

5. It is unclear to us why you recognize revenue based on an estimated average shipping time for certain customers. Tell us why you believe that your revenue recognition policy is in accordance with SAB 101 as amended by SAB 104.

6. Confirm that you recognize revenue for all customers when title and risk of loss pass to the customer.

Note 7 - Stock option plans, page 28

7. We note that the consideration received by the company upon exercise of the options may be paid in cash or by the surrender and delivery to the company of previously owned shares of your common stock or by a combination both. For those options granted after the issuance of FIN 44 tell us how you concluded that variable accounting was not required in view of the stock for stock feature described above.

Note 10 - Loan Receivable, page 30

8. Tell us about your business relationship with Horizon
Navigation,
Inc., including but not limited to the business purpose of granting the loan to Horizon Navigation, Inc. Tell us why you pay royalties to Horizon and the amounts paid for 2002, 2003 and 2004.

9. We note your discussion in Note 17 of the warrants received from
Horizon Navigation, Inc. and your planned assessment of whether this entity should be accounted for under the equity method. Tell us the conclusions you reached in regard to this assessment, and also tell us how you evaluated this entity under FIN 46R.

Note 11 - Segment Information, page 30

10. Revise your filing to provide additional disclosure about revenues for individual products and services consistent with paragraph 37 of SFAS 131.

Note 12 - Intangible Assets, page 31

11. We note your discussion of your amortization of software related to products to be sold. Tell us how you consider new product introductions in determining if impairment exists, as it appears from your discussion in the Business section that certain new products may be introduced as upgrades to products for which you may have capitalized software costs. Additionally, it appears that your review for impairment may not be as frequent as required by paragraph
10 of SFAS 86.  Revise or advise.

Note 16 - Allowance for Claims and Doubtful Accounts, page 33

12. Revise your filing to describe the program of insurance coverage on accounts receivable in more detail. Specifically disclose the premiums paid for this coverage and where these amounts are captured in the Consolidated Statement of Earnings. If you have collected under these policies, tell us the amounts you have received in each of the three years.

Note 17 - Subsequent Events, page 33

13. Tell us why you maintained insurance coverage on a former executive of the Company. Also, tell us and disclose if collection of these amounts under your existing policy will have any impact on future premiums. Finally, we note you disclose that the value of this policy at December 31, 2004 was $4 million. Tell us and consider disclosing which executives the remaining balances relate to, and tell us whether these are all current executives.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
942-1944 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding these comments.


							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Michael Smith
Cobra Electronics Corporation
April 8, 2005
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